Subsidiaries of the Registrant as of December 31, 2010

SUBSIDIARIES OF REGISTRANT OR ORGANIZATION	STATE OF INCORPORATION
Acadia Partners Pipeline, LLC	Louisiana
Acadia Power Holdings LLC	Louisiana
Acadia Power Partners, LLC (50% interest)	Delaware
Attala Transmission LLC	Louisiana
Cajun Gas Energy, L.L.C. (50% interest)	Delaware
CLE Intrastate Pipeline Company LLC	Louisiana
Cleco Evangeline LLC	Louisiana
Cleco Generation Services LLC	Louisiana
Cleco Innovations LLC	Louisiana
Cleco Katrina/Rita Hurricane Recovery Funding LLC	Louisiana
Cleco Marketing & Trading LLC	Louisiana
Cleco Midstream Resources LLC	Louisiana
Cleco Power LLC	Louisiana
Cleco Support Group LLC	Louisiana
DeSoto Pipeline Company, Inc.	Louisiana
Diversified Lands LLC	Louisiana
Oxbow Lignite Company, LLC (50% interest)	Delaware
Perryville Energy Partners, L.L.C.	Delaware